UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)

Riviera Holdings Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

7696271 00 3
(CUSIP Number)

Copy to:

Timothy S. Hearn, Esq.
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 50542

May 1, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 7696271 00 3	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Triple Five Investco LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,138,600
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,138,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% based on 12,451,755 shares outstanding on March 1, 2006
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 7696271 00 3	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Dominion Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 45,450
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 45,450
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,450
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .4% based on 12,451,755 shares outstanding on March 1, 2006
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 7696271 00 3	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY) Syd Ghermezian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,184,050
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,184,050
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,184,050
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% based on 12,451,755 shares outstanding on March 1, 2006
12.	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer:

Riviera Holdings Corporation.

(b)	Address of Issuer’s Principal Executive Offices:

2901 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Item 2.

(a)	Name of person filing:

This statement is being filed by Triple Five Investco LLC, Dominion Financial LLC and Syd Ghermezian (collectively the “Reporting Persons”). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons have agreed to file one statement jointly with respect to their beneficial ownership of common stock of Riviera Holdings Corporation. The Reporting Persons do not constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

(b)	Address or principal business office or, if none, residence:

9440 West Sahara, Suite 240
Las Vegas, Nevada, 89117

(c)	Citizenship or place of organization:

Triple Five Investco LLC and Dominion Financial LLC were organized in Nevada. Syd Ghermezian is a Canadian citizen.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

7696271 00 3

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to section 240.13d-1(c), check this box: ☒

Item 4	Ownership.

(a)
Amount beneficially owned: As of April 1, 2006, Triple Five Investco LLC is the record owner of 1,138,600 shares of Riviera Common Stock and Dominion Financial LLC is the record owner of 45,450 shares of Riviera Common Stock. As the sole manager of each of these entities, in which capacity he has voting and/or investment power over the shares held by these entities, Syd Ghermezian may be deemed to be a “beneficial owner”, solely for purposes of Rule 13d-3(a) under the Exchange Act, of the aggregate of 1,184,050 shares of Riviera Common Stock held of record by the two entities.

(b)	Percent of class: 9.5%

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,184,050

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,184,050

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

TRIPLE FIVE INVESTCO LLC

By:/s/ Syd Ghermezian
Name: Syd Ghermezian
Title:   Manager

DOMINION FINANCIAL LLC

By: /s/ Syd Ghermezian
Name: Syd Ghermezian
Title:   Manager

/s/ Syd Ghermezian
Name: Syd Ghermezian

INDEX TO EXHIBITS

Exhibit Number	Description
1	Joint Filing Agreement dated May 1, 2006 among Triple Five Investco LLC, Dominion Financial LLC and Syd Ghermezian.

Exhibit 1
JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13G and amendments thereto pertaining to their beneficial ownership of shares of common stock of Riviera Holdings Corporation.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Dated: May 1, 2006
TRIPLE FIVE INVESTCO LLC

By:/s/ Syd Ghermezian
Name: Syd Ghermezian
Title:   Manager

DOMINION FINANCIAL LLC

By: /s/ Syd Ghermezian
Name: Syd Ghermezian
Title:   Manager

/s/ Syd Ghermezian
Name: Syd Ghermezian